Interbrew

THE WORLD'S LOCAL BREWER

02 DEC -2 AM 8:01

02060200

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 28 November 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Interbrew and Foster's renew Stella Artois® licence agreement in Australia for another 10 years

Brussels, 28 November 2002

Interbrew, *The World's Local Brewer©*, and Foster's Group have renewed a 10-year licence agreement which gives Carlton and United Breweries (CUB), Foster's Group's Australian brewing subsidiary, the right to brew, distribute and market Stella Artois®, one of Interbrew's premium brands, in Australia.

The renewal of this licence agreement follows the success of Stella Artois® in the Australian beer market in recent years. Within the top ten brands by volume, Stella Artois® is one of the fastest growing imported premium beers in Australia. Within the total Australian beer market (1.7 million hectolitres), the premium segment has shown strong growth over the past five years. Growing at approximately 15% each year, premium beers now account for almost 7% of the total beer market.

"CUB has achieved outstanding results with our brand since the start of the licence in 1997", said Hugo Powell, CEO of Interbrew. *"We are pleased to reaffirm our longstanding and successful partnership for another 10 years. With CUB's proven strengths in brewing, marketing and distribution, we are confident that Stella Artois® will continue to deliver significant growth in Australia."*

"This is a win-win relationship for both companies. We share a strong, strategic commitment to building premium brands. We are very committed to growing Stella Artois® and continuing its significant contribution to the expansion of the premium segment in Australia", said Mr. Trevor O'Hoy, Managing Director CUB. *"The duration of this agreement underlines the confidence Interbrew has in CUB and the commitment both parties share in the future of Stella Artois® in Australia."*

The growth of Stella Artois® has been heightened by the success of the Belgian Beer Cafés® across Australia. Interbrew and Créneau International introduced this concept in 1998 to promote the rich Belgian beer culture and matching gastronomy throughout the world in strategically important countries for Interbrew.

Today, Interbrew has approximately 40 Belgian Beer Cafés® in the main cities of The Netherlands, France, Spain, Hungary, Croatia, Slovakia, Romania, Ukraine, Czech Republic, the US, New Zealand, Australia and Belgium. The most recent inauguration took place earlier this week in Takapuna, New Zealand, in the presence of the Belgian Crown Prince Philip and Princess Mathilde. There are four Belgian Beer Cafés® in Australia: Melbourne, Sydney, Adelaide and Perth. Australian Leisure & Hospitality (ALH), a division of CUB, owns and operates the Adelaide and Perth venues. In 2003, another two Belgian Beer Cafés® will be opened in Australian cities.

The World's Local Brewer® on the move in Australasia

Over the past months, Interbrew has strongly developed its presence in Australasia, showing the importance of this part of the world within Interbrew's strategy. This strategy is put into practice by the execution of *The World's Local Brewer©* concept. Since mid October 2002, Interbrew renewed a 10-year licence agreement with Lion Breweries for Stella Artois® in New Zealand. It acquired a 70% share in the Chinese K.K. Brewery (Zhejiang Province), and took a 24% promoters stake in another major Chinese brewer Zhujiang (Guandong Province). In Thailand, Interbrew has transferred its licence agreement for the brand Kloster® to the Boon Rawd Brewery, thus giving a new drive to the further growth of Kloster® in the premium segment in Thailand. Finally, on November 25, 2002, it announced the opening of its sixth Belgian Beer Café® in New Zealand. Interbrew has regional offices in Singapore and Hong Kong and strong operational positions in China and South Korea.

Interbrew - *The World's Local Brewer©*

Interbrew, *The World's Local Brewer©*, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Contact information

Vicky Palmeri
Corporate Press Officer
Tel: +32-16-31-51-61
Mobile: +32-475-92-20-61
Fax: +32-16-31-59-69
E-mail: vicky.palmeri@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com

Interbrew

THE WORLD'S LOCAL BREWER

02 DEC -2 AM 8:05

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 26 November 2002

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Hanover welcomes Interbrew as long-term partner

Brussels, 26 November 2002

Interbrew, The World's Local Brewer©, is pleased to announce that today it has reached an agreement with the City of Hanover, in the context of Interbrew's current offer to the shareholders of Brauergilde Hanover AG. Following the agreement, the City of Hanover is supporting Interbrew's offer. As of today, well in excess of 50% of the shares have been tendered, excluding the City of Hanover's stake of 10%. The closing of the transaction remains subject to the clearance of the competition authorities.

The agreement with the City of Hanover provides for the implementation of key principles underpinning Interbrew's The World's Local Brewer© strategy: securing the heritage and growth of local brands, providing development opportunities to local management and employees, whilst playing a leading role in supporting local community initiatives.

"Subject to clearance of the competition authorities, this clears the way for a successful completion of the Gilde acquisition, which will be an important milestone in Interbrew´s development strategy in Germany" said Hugo Powell, CEO of Interbrew.

"Both the City of Hanover and Interbrew are convinced that today's agreement guarantees the continuity of the longstanding tradition of Brauergilde and Gilde Brauerei." said Herbert Schmalstieg, Mayor of Hanover.

Interbrew - *The World's Local Brewer©*
Interbrew, The World's Local Brewer©, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Contact information

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com

Interbrew

THE WORLD'S LOCAL BREWER

02 DEC -2 AM 8:09

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 25 November 2002

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Crown Prince Philip of Belgium inaugurates the 6th Belgian Beer Café® in New Zealand

Brussels, 25 November 2002

Interbrew, *The World's Local Brewer©*, today inaugurated the Belgian Beer Café® Blankenberge in Takapuna (25 km from Auckland), New Zealand, in the presence of the Belgian Royal Highnesses Crown Prince Philip and Princess Mathilde. This event took place in the framework of a Belgian Economic Mission to Australia and New Zealand, presided by Prince Philip and led by Belgian Minister Annemie Neyts. This opening marks the continued success of the Belgian Beer Cafés® in Australasia.

The Belgian Beer Café® Blankenberge, located in Takapuna, is Interbrew's sixth Belgian Beer Café® in New Zealand, all of them are situated on the Northern Island (in the cities Auckland, Wellington and Hamilton). In 2003, two more Belgian Beer Cafés® will be opened on the Southern Island of New Zealand and another two in Australia. There are already Belgian Beer Cafés® in Sydney, Perth, Adelaide and Melbourne.

The Belgian Beer Café® Blankenberge represents the typical, popular café dating back to the age of the thirties to fifties. The nostalgic atmosphere from those years is created by the combination of old and new materials. Inside you see an old fireplace, dark oak panelling, impressive Flemish chandeliers and other examples of authentic decoration.

The concept of the Belgian Beer Café® was created to introduce around the world the rich Belgian beer culture and matching gastronomy. These cafés bear to Belgium's long-standing tradition of brewing and the art of enjoying a well-served beer. In these Belgian Beer Cafés® typical Belgian beers are served, such as Stella Artois®, one of Interbrew's premium brands, as well as speciality beers like Leffe®, Hoegaarden® and Belle-Vue®.

Stella Artois® is brewed and distributed in New Zealand under a licence agreement with Lion Breweries. It has tripled in growth over the past three years and attributes its success to excellent marketing and sales initiatives that have capitalised on the growth of the premium beer market in New Zealand. At the end of October, Interbrew and Lion Breweries renewed their partnership by signing a new 10 years licence agreement for Stella Artois®.

"We are very honoured by the presence of the Belgian Royal Highnesses Crown Prince Philip and Princess Mathilde at the inauguration of the Belgian Beer Café® Blankenberge." said Luc Bastiaensen, Director On-Trade Channel Development Interbrew. *"Their commitment to the Belgian beer culture as part of our country's image has already lead them to honour our Belgian Beer Cafés® in New York and in Sydney with their presence."*

The Belgian Beer Café® concept was introduced by Interbrew and Créneau International in 1998. Today, Interbrew has approximately 40 Belgian Beer Cafés® in the main cities of The Netherlands, France, Spain, Hungary, Croatia, Slovakia, Romania, Ukraine, Czech Republic, the US, New Zealand, Australia and Belgium.

Pictures are available on Interbrew's website, http://www.interbrew.com

Interbrew - *The World's Local Brewer©*

Interbrew, *The World's Local Brewer©*, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Contact information

Vicky Palmeri
Corporate Press Officer
Tel: + 32-16-31-51-61
Fax: + 32-16-31-59-69
Mobile: + 32-475-92-20-61
E-mail: vicky.palmeri@interbrew.com